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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003                                      Commission File No.: 0-29954

THE THOMSON CORPORATION
(Translation of registrant's name into English)

Metro Center, One Station Place
Stamford, Connecticut 06902, United States
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated May 9, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION
	By:	/s/ Paula R. Monaghan
Name: Paula R. Monaghan Title: Assistant Secretary
Date: May 9, 2003

Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com

News Release

Investor Contacts:	Media Contacts:
John Kechejian	Jason C. Stewart
Vice President, Investor Relations	Director, Public Relations
The Thomson Corporation	The Thomson Corporation
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

John Shaughnessy Thomson Legal & Regulatory (651) 687-4749 john.shaughnessy@westgroup.com

For Immediate Release

THE THOMSON CORPORATION COMPLETES TENDER
OFFER FOR ELITE INFORMATION GROUP

(Unless otherwise stated, all amounts are in US dollars)

STAMFORD, Conn. and TORONTO, May 9, 2003 — The Thomson Corporation (TSX: TOC; NYSE: TOC) announced today that Gulf Acquisition Corp., an indirect wholly owned subsidiary of Thomson formed solely for the purpose of acquiring shares of Elite Information Group, Inc. (Nasdaq: ELTE), has completed its cash tender offer for all of the outstanding shares of common stock of Elite.

The tender offer expired at 12:00 midnight (EDT), on Thursday, May 8, 2003. Based on a preliminary count by Computershare Trust Company of New York, the depositary for the offer, 7,773,208 shares of Elite common stock (constituting approximately 98.1% of the outstanding common stock) had been tendered and not withdrawn. All of the conditions to complete the cash tender offer have been satisfied. Gulf Acquisition has accepted for payment all Elite shares validly tendered and not withdrawn as of the expiration date of the offer and will pay promptly $14.00 per share, net to the seller in cash, without interest, for all of such shares of Elite common stock.

In the proposed second step of the acquisition, Thomson plans to merge Gulf Acquisition with and into Elite. As a result, each share of Elite common stock not previously purchased in the tender offer will be converted into the right to receive $14.00 per share, except for those shares held by Elite stockholders who seek appraisal of their shares pursuant to applicable provisions of Delaware law. The proposed merger is not subject to the approval of the remaining outstanding stockholders of Elite.

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About The Thomson Corporation

        The Thomson Corporation (http://www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software applications and tools to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

This news release may include forward-looking statements, which are based on certain assumptions and reflect current expectations of Thomson and Elite. Any forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials Thomson or Elite has filed with the securities regulatory authorities in Canada and the United States, as the case may be, from time to time, including the Thomson annual report on Form 40-F for the year ended December 31, 2002 and the Elite annual report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission. These risks include those associated with the ability of Thomson to fully derive anticipated benefits from its acquisitions. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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EXHIBIT INDEX
SIGNATURES